                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ X ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*
   The Goldman Sachs Group, Inc.
    as successor to The Goldman Sachs Group, L.P.(01)
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   (Last)                           (First)             (Middle)

    85 Broad Street
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                                    (Street)

    New York,                        New York            10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   The Presely Companies
   (PDC)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

   November/1999
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [ X ]   Other (specify below)


                          Former 10% Owner
               -------------------------------------------

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [   ] Form filed by One Reporting Person
   [ X ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
                                    |            |        |   |               |     |          |              |         |          |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

              |        |        |       |               |                 |                       |        |9.       |10.   |      |
              |        |        |       |               |                 |                       |        |Number   |Owner-|      |
              |        |        |       |               |                 |                       |        |of       |ship  |      |
              |2.      |        |       |               |                 |                       |        |Deriv-   |of    |      |
              |Conver- |        |       |5.             |                 |7.                     |        |ative    |Deriv-|11.   |
              |sion    |        |       |Number of      |                 |Title and Amount       |        |Secur-   |ative |Nature|
              |or      |        |       |Derivative     |6.               |of Underlying          |8.      |ities    |Secur-|of    |
              |Exer-   |        |4.     |Securities     |Date             |Securities             |Price   |Bene-    |ity:  |In-   |
              |cise    |3.      |Trans- |Acquired (A)   |Exercisable and  |(Instr. 3 and 4)       |of      |ficially |Direct|direct|
              |Price   |Trans-  |action |or Disposed    |Expiration Date  |-----------------------|Deriv-  |Owned    |(D) or|Bene- |
1.            |of      |action  |Code   |of (D)         |(Month/Day/Year) |             |Amount   |ative   |at End   |In-   |ficial|
Title of      |Deriv-  |Date    |(Instr |(Instr. 3,     |-----------------|             |or       |Secur-  |of       |direct|Owner-|
Derivative    |ative   |(Month/ |8)     |4 and 5)       |Date    |Expira- |             |Number   |ity     |Month    |(I)   |ship  |
Security      |Secur-  |Day/    |------ |------------   |Exer-   |tion    |             |of       |(Instr. |(Instr.  |(Instr|(Instr|
(Instr. 3)    |ity     |Year)   |Code |V| (A) | (D)     |cisable |Date    |Title        |Shares   |5)      |4)       |4)    |4)    |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B      |        |        |     | |     |         |        |        |Series A     |         |        |         |      |      |
Common Stock  |   02   |11/2/99 |S    | |     |5,323,018|Immed.  |  N/A   |Common Stock |5,323,018| .655   |         |  03  |  03  |
-----------------------------------------------------------------------------------------------------------------------------------|
Series B      |        |        |     | |     |         |        |        |             |         |        |         |      |      |
Common Stock  |   02   |11/11/99|J(04)| |     |    04   |Immed.  |  N/A   |     04      |   04    |   04   |   -0-   |  03  |  03  |
====================================================================================================================================

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, the "Reporting Persons"). The principal business address of each of Goldman Sachs and GS Group is 85 Broad Street, New York, New York, 10004.

Explanation of Responses:

01: As of May 7, 1999, The Goldman Sachs Group, L.P. was merged with and into GS Group, with GS Group as the surviving entity.

02: The  Series B Common  Stock was  convertible  1-for-1  into  Series A Common
Stock.

03: The securities reported herein as disposed of were disposed of and may be deemed to have been beneficially owned directly by Goldman Sachs and indirectly by GS Group. Goldman Sachs is an indirect wholly-owned subsidiary of GS Group. As a result of the November 2, 1999 sales by Goldman Sachs and the merger (as described below), as of the date hereof, the Reporting Persons ceased to be the owners of more than 10% of the Class A Common Stock or Class B Common Stock and therefore are no longer subject to Section 16 of the Securities and Exchange Act of 1934.

04: On November 11, 1999, The Presley Companies (formerly known as Presley Merger Sub, Inc.) completed a merger with its parent corporation. In the merger, Presley Merger Sub, Inc. was the surviving corporation and was renamed "The Presley Companies" which had been the name of its parent prior to the merger. As a result, the subsidiary is the successor entity and assumed all of the assets, liabilities and business of its parent.

The merger had a 1 for 5 exchange ratio and as a result of the merger, each 5 shares of Series A Common Stock and Series B Common Stock of the parent was converted into 1 share of the surviving corporation. As a result of the exchange ratio in the merger, the 52,195,678 shares of Series A Common Stock and the Series B Common Stock of The Presley Companies that were outstanding on the close of business on November 10, 1999 were converted into 10,439,135 shares of Common Stock of the surviving corporation at the effective time, 12:01 a.m. on November 11, 1999. Shares of the new common stock are listed on the New York Stock Exchange under the symbol "PDC". The closing price of PDC on November 11, 1999 was $3.6875 per share. Pursuant to the merger, 597,344 shares of Class B Common Stock which may be deemed to have been beneficially owned directly by Goldman Sachs and indirectly by GS Group, were exchanged for shares of Common Stock of the surviving corporation on a 1 for 5 exchange ratio.

**SIGNATURES:

THE GOLDMAN SACHS GROUP, INC.



By:  s/ Roger S. Begelman
     ------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact


GOLDMAN, SACHS & CO.



By:  s/ Roger S. Begelman
     ------------------------
     Name:     Roger S. Begelman
     Title:    Attorney-in-fact

Date:     December 10, 1999




** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.